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Re:	POMDOCTOR LIMITED
Draft Registration Statement on Form F-1
Confidentially Submitted September 30, 2021
CIK No. 0001877971

Dear Sir/Madam:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s class A ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement and the nonpublic draft registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | David G. Harrington8 | Karen K.Y. Ho | Damian C. Jacobs6 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan8 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Fergus A. Saurin6 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal6 | Michelle Cheh7 | Daniel Dusek3 | James A. Hill6 | Ju Huang3 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Yazhe Liu3 | Daniel A. Margulies6 | Bo Peng9 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Victoria (Australia); 8 New South Wales (Australia); 9 State of Georgia (U.S.A.); # non-resident

Bay Area Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Paris Shanghai Washington, D.C.

Division of Corporation Finance

Securities and Exchange Commission

September 30, 2021

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of and for the years ended December 31, 2019 and 2020. As an emerging growth company, the Company has omitted from the Draft Registration Statement its financial statements for 2018, and has also omitted the selected financial information for the years before 2018.

The Company respectfully advises the Commission that it intends to include its unaudited financial statements for the nine months ended September 30, 2021 when they become available in subsequent filings with the Commission.

If you have any question regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3761 3318 or via e-mail at david.zhang@kirkland.com, and Steve Lin by phone at +86 10 5737 9315 or via e-mail at steve.lin@kirkland.com, or Erin Liu, partner at Friedman LLP, by phone at +86 132 6445 6655 or via e-mail at Eliu@friedmanllp.com. Friedman LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

Enclosure

c.c.	Zhenyang Shi, Chief Executive Officer
LiXu, Financial Manager
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Erin Liu, Partner, Friedman LLP
Fang Liu, Partner, VCL Law LLP